EXHIBIT 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 26, 2025 is by and among Mork Capital Management, LLC, MCAPM, L.P., and Michael Mork (collectively referred to herein as the "Filing Persons").

 As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), the Filings Persons hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class of NXT Energy Solutions, Inc. stock, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each Filing Person shall promptly notify all the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

MCAPM , L.P.

/s/ Michael Mork
By:Michael Mork
    General Partner

Mork Capital Management, LLC

/s/ Michael Mork
By:Michael Mork
    Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork, Individual